ShoreTel, Inc

960 Stewart Drive

Sunnyvale, CA 94085

January 28, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: ShoreTel, Inc. (the “Company”)

File No: 001-33506

Ladies and Gentlemen:

We are writing to respond to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated January 14, 2011 (the “Comment Letter”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the order they appear in the Comment Letter.

Form l0-K for the Fiscal Year Ended June 30, 2010

Item 1, Business page 3.

1.	We note your response to comment one from our letter dated December 6, 2010, stating that you do not believe that your “backlog, as of any particular date, is necessarily indicative of actual revenues for any future period ... and would be material to investors.” However, during each of your last two earnings calls, you referred to your “backlog and business booked to date” to provide your investors and analysts some guidance on your expected revenues and gross margins for the forthcoming quarter. Please reconcile these inconsistencies.

In the context of our earnings calls, and generally, we define “backlog” as orders received from customers but not shipped before the end of the quarter in which the order was received. We define “business booked to date” as orders received to date during the current quarter. In providing revenue guidance for the current quarter during our earnings call, part of our process is to look at backlog carryover from the prior quarter, if any, as well as business received in the current quarter up to the date of the earnings call, which is typically during the fourth week of a quarter.

We will disclose backlog as of the balance sheet dates in future Form 10-K filings. The amount of total backlog orders as of June 30, 2010 and 2009 was approximately $9.1 million and $5.7 million respectively.

Securities and Exchange Commission

January 28, 2011

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Item 11. Executive Compensation

Director Compensation

2.	We note your response to comment six in our letter dated December 6, 2010. However, we note that, even when taking into consideration the date of the director compensation table to be June 30, 2010 and the beneficial ownership table to be September 1, 2010, your beneficial ownership table indicates that several directors currently hold more than the 10,000 options reflected in footnotes (3)-(7) of the director compensation table. For example, footnote (6) to the beneficial ownership table discloses that Mr. Bergman’s beneficial ownership includes options to purchase 51,874 shares. Please tell us more about the differences between the number of outstanding options held by each director in the director compensation table and the number of options included in each director’s beneficial ownership amounts.

The Company advises the Staff that the table and the footnotes address the option and stock awards issued in fiscal 2010 and not the aggregate amounts held by each director as of the end of the year. In future filings, the Company will disclose aggregate amounts held as of the end of the year in the footnotes to the table.

3.	We note your response to comment seven in our letter dated December 6, 2010. Please note that the Instruction to Item 402(k) states that certain instructions to Item 402(c) apply equally to Item 402(k) and that the enumerated instructions to Item 402(c) apply to the columns in the director compensation table that are analogous to the columns in the summary compensation table to which they refer and to disclosures under paragraph (k) that correspond to analogous disclosures provided for in paragraph (c). Therefore, applying Instruction 2 to Item 402(c)(iii) and (iv), please tell us in your response letter how you intend to disclose the annual cash retainer received as stock in the summary compensation table.

The Company advises that it will in future filings report these amounts in the “Fees earned or paid in cash” column of the Director Compensation Table.

4.	In your response to comment seven in our letter dated December 6, 2010, you state that you disclosed the amount of the annual cash retainer earned by each director in your 2010 proxy statement. The amount you disclosed was 120% of the cash retainer earned. In future filings, please disclose the amount of cash retainer earned followed by the value of the retainer paid in stock, which would represent 120% of the cash retainer earned.

The Company confirms that, in future filings, it will disclose the amount of cash retainer earned followed by the value of the retainer paid in stock, which would represent 120% of the cash retainer earned.

Securities and Exchange Commission

January 28, 2011

Compensation Discussion and Analysis

Percentages of Base Salary

5.	We note your response to comment nine in our letter dated December 6, 2010, but we are unable to understand how the payouts under your non-equity compensation plan are calculated. Please also disclose the following in future filings:

•

The threshold, target and maximum values for each performance target. For example, you disclose that the revenue target for the first half of fiscal 2010 was $70.0. You should also disclose the threshold and maximum revenue targets (e.g., if true, $35 million and $105 million);

The Company confirms that it will include the requested disclosure in its next filed Compensation Discussion and Analysis.

The minimum threshold revenue target for the first half of fiscal 2010 was $63.0 million and the maximum revenue target was $77.0 million. The minimum threshold revenue target for the second half of fiscal 2010 was $75.9 million and the maximum revenue target was $92.8 million. As we disclosed in footnote (1) to the table “Percentages of Base Salary” in our Compensation Discussion and Analysis, the bonus plan rewards performance in three areas: (1) revenue achievement, which is weighted 50%, (2) non-GAAP operating profit or loss, which is weighted at 25%, and (3) customer satisfaction, which is weighted at 25%.

Achievement of the threshold revenue level yields a 50% payment of the revenue element. Achievement of the maximum revenue level yields a 150% payment of the revenue element.

•

How the payouts are calculated, including how the sliding scale operates. For example, how did achievement of $69.2 million in revenues in the first half of fiscal 2010 (or 98.9% of target) result in a payout percentage of 47.7%? How do the payout percentages for each half of the fiscal year translate into the annual payout amounts? Please provide an explanation with examples in your response letter.

The Company advises the Staff that the bonus payments are semi-annual and paid every six months, based on performance during the corresponding half of the fiscal year. As noted in our response to comment 5 above, the revenue element of the bonus plan carries a weighting of 50%. In addition, each of the elements has what the Company refers to internally as “decelerators” and “accelerators,” as shown the table below for the revenue component. For example, an achievement of 90% of the revenue target results in only a 50% bonus payment (“decelerator”) for the revenue element. But an achievement of 110% of the revenue target results in 150% of bonus payment (“accelerator”) for the revenue element. In the first half of fiscal 2010, revenue achievement was 98.9% of plan as the Staff correctly observes which yielded a 95.5% payment of the revenue element due to the “decelerator” concept. When multiplied by the 50% weighting factor, this results in a bonus payment associated with revenue of47.7% of a possible 50%. The Company will include clarifying disclosure in future filings substantially similar to the following table:

Revenue Achievement as a % of Target	Associated Bonus Payment as a % of Target
90%	50%
95	75
97.5	90
103	110
106	125
110	150

Securities and Exchange Commission

January 28, 2011

6.	In future filings, please disclose potential threshold payouts under your non-equity incentive plan in the Grants of Plan-based Award table.

The Company confirms that it will include the requested disclosure in its Grant of Plan-Based Awards Table.

7.	We note your response to comment 10 in our letter dated December 6, 2010. Please explain how the performance ratings are applied to the formula for the bonus payment. Disclose if the amount of bonuses paid based upon performance ratings is discretionary or if there is a formula for determining the amount to be awarded. Disclose if the bonus amounts for the achievement of company performance targets can be decreased as well as increased based upon performance ratings. Also disclose if there is a maximum amount by which the bonus can be increased for performance ratings. If the amount of bonuses awarded as a result of performance ratings is discretionary, please disclose that amount under the bonus column to the summary compensation table. For guidance, please refer to Regulation S-K Compliance and Disclosure Interpretation 119.02.

The Company advises the Staff that the adjustment to the amount of bonuses paid based upon performance ratings is discretionary and has illustrated proposed disclosure below regarding the amount of discretionary bonus. The bonus amounts for achievement of company performance targets can be decreased as well based on performance ratings, although such a downward adjustment did not occur with respect to the named executive officers during the fiscal year covered. As disclosed under “Non-Equity Incentive Plan” in our Compensation Discussion and Analysis, the maximum amount by which the bonus can be increased for performance ratings is 150% of that participant’s target bonus, although the sum total of payments under the bonus plan cannot exceed the bonus pool. The following table would be used to illustrate the effect of the discretionary determination of performance rating on the annual bonus ultimately paid:

Name	Targeted Bonus	Bonus Calculation Resulting from Company_Achievement During Bonus Period	Actual Bonus
John W. Combs	$297,500	$181,088	$181,088
Mike Healy	$112,500	$68,456	$70,000	(1)
Don Girskis(2)	$250,000	N/A	$247,528
Pedro Rump	$105,750	$64,349	$73,000	(3)
Walter Weisner	$103,950	$63,254	$67,000	(4)

(1)	Includes discretionary component of bonus of $1,544.
(2)	Mr. Girskis did not participate in the Company’s bonus plan in fiscal 2010, as explained in more detail in our response to the Staff’s comment 11 below. His actual bonus amount represents sales commissions and discretionary bonus.

Securities and Exchange Commission

January 28, 2011

(3)	Includes discretionary component of bonus of $8,651.
(4)	Includes discretionary component of bonus of $3,746.

Fiscal 2010 Bonus Plan Objective Achievement As a Percentage of Targets for Mr. Girskis

8.	We note your response to comment 11 in our letter dated December 6, 2010. Please confirm that, in future filings, you will provide more detailed disclosure regarding the performance goals for Mr. Girskis similar to that provided in the tables set forth in your response.

The Company confirms it will provide more detailed disclosure regarding the performance goals for Mr. Girskis similar to that provided in the tables set forth in our response letter dated December 17, 2010.

Separation Agreement

9.	We note your response to comment 12 in our letter dated December 6, 2010. In future filings, please disclose the information in your response regarding whether Mr. Combs relocated to Silicon Valley prior to his resignation and why the board determined to waive the repayment of the relocation payment.

The Company confirms it will disclose the information in our response letter dated December 17, 2010 in future filings.

Potential Payments on Termination or Change in Control

10.	We note your response to comment 16 in our letter dated December 6, 2010. Please note that disclosure of information under Item 402(j) is required unless satisfying an exception found either in Instruction 4 to Item 402(j) of Regulation S-K or Regulation S-K Compliance and Disclosure Interpretation Section 226.02 available on our website www.sec.gov. Please tell us through analysis why you believe the requirements of 402(j) do not apply to the facts here. Alternatively, please provide the information required by Item 402(j) of Regulation S-K. In this regard, the disclosure required by Item 402(j) with respect to a named executive officer who has left the company after fiscal year end allows investors to see what the officer would have been entitled to receive and what the officer actually received for the particular triggering event.

Securities and Exchange Commission

January 28, 2011

The Company acknowledges that the Item 402(j) would technically require the specific quantification, however, while not directly applicable, it felt that its disclosure position was substantially similar to Instruction 4, in which where a triggering event had actually happened and the executive was not serving as the named executive officer at year end. In this case, on July 14 (14 days after the end of the fiscal year), it was announced that Mr. Combs would resign and the Company had announced the payment he would receive. Mr. Combs would not have been entitled to any severance payment under the terms of his existing agreement for departing the Company, and the amounts described in the table would not have been applicable. The Company does not believe that this omission was materially misleading as it had provided disclosure in the Compensation Discussion and Analysis section noting that he was being paid in recognition of his years of service, while the description of his employment agreement described other situations for severance payments that are not triggered by separation agreement with Mr. Combs.

Because Mr. Combs will be a named executive officer in the Company’s next proxy statement, the Company will include a description of what payments he would have received under the various circumstances under the terms of his employment agreement.

Form 10-Q for the Quarter Ended September 30, 2010

Note 4. Fair Value Disclosures, page 11

11.	We note your response to comment three from our letter dated December 6, 2010 and your statement that you relied on independent broker quotes in determining the fair value of the short-term investments. Please confirm to us if the quotes are binding or based on transactions and additionally, how you were able to evaluate the valuation techniques or significant inputs used to develop the quotes. Refer to ASC 820-10-50-2(e) and 820-10-55-22A(c). Disclose the inputs and valuation techniques applicable to each major security type. Please provide us your proposed disclosures.

The quotes that we receive from a broker are not binding quotes, but they are based upon transactions of similar securities. We also corroborate the fair value of the investments by comparing the quotes received from an independent broker to the amortized cost of our investments, comparing the quotes to any recent purchases, sales or maturities of recent investments. The type of securities that we invest in are all highly rated corporate debt or U.S. government securities and the investments quoted values have been consistent with the sale prices or maturities.

We will disclose the following in the footnote of our future filings in Form 10-Q’s and 10-K’s:

“Short-term investments are classified within Level 2 of the fair value hierarchy because they are valued based on other observable inputs, including broker or dealer quotations, or alternative pricing sources. When other observable market data is not available, the Company relies on non-binding quotes from an independent broker. Non-binding quotes are

Securities and Exchange Commission

January 28, 2011

based on proprietary valuation models. These models use algorithms based on inputs such as observable market data, quoted market prices for similar instruments, historical pricing trends of a security as relative to its peers, internal assumptions of the broker and statistically supported models. The types of instruments valued based on other observable inputs include corporate notes and commercial paper and U.S. Government agency securities.”

Please do not hesitate to contact the undersigned if you have any further questions.

Very truly yours,

ShoreTel, Inc.

/s/ Ava M. Hahn
Ava M. Hahn
VP & General Counsel

cc:	Peter Blackmore, CEO

Michael Healy, CFO

Jeffrey Vetter, Esq.